UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42951

WeShop Holdings Limited

Hawk House

22 The Esplanade

Jersey, JE1 1HH

Channel Islands

+44 (808) 196-8324

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Submission of Matters to a Vote of Security Holders

On October 16, 2026, WeShop Holdings Limited (the “Company”) held its 2026 Annual General Meeting of Shareholders (the “2026 Annual Meeting”). The proposals submitted to a shareholder vote at the 2026 Annual Meeting are described in detail in the Company’s Notice of Annual General Meeting, Proxy Statement and Form of Proxy for the 2026 Annual Meeting, as furnished to the U.S. Securities and Exchange Commission (the “Commission”) on a Form 6-K on September 29, 2026 (the “Proxy Statement”). Shareholders present in person or by proxy represented 7,889,027 Class A ordinary shares of the Company (or 67.33% of the outstanding Class A ordinary shares of the Company as of September 25, 2026, the record date for the 2026 Annual Meeting).

At the 2026 Annual Meeting, the Company’s shareholders (i) re-elected the three (3) Class I directors specifically named in the Proxy Statement, each for a three-year term expiring at the Company’s 2029 annual general meeting of shareholders and (ii) re-appointed WithumSmith+Brown PC as the Company’s independent registered public accounting firm to hold office from the conclusion of the 2026 Annual Meeting until the conclusion of the next annual general meeting of the Company. The detailed voting results for each proposal are set forth below.

Proposal No. 1 – Re-Election of Directors. The Company’s shareholders approved the re-election of the three (3) Class I directors specifically named in the Proxy Statement, each to serve for a three-year term until the Company’s 2029 annual general meeting of shareholders or until his or her respective successor is duly elected and qualified. The final voting results with respect to the re-election of directors were as follows:

DIRECTOR NOMINEE	VOTES FOR	VOTES AGAINST	ABSTENTIONS
Oana Crisan	7,849,146	39,460	421
Andrew Fearon	7,813,824	23,612	51,591
Oliver Egerton-Vernon	7,849,279	39,636	112

Proposal No. 2 – Re-Appointment of Independent Registered Public Accounting Firm. The Company’s shareholders re-appointed WithumSmith+Brown PC as the Company’s independent registered public accounting firm to hold office from the conclusion of the 2026 Annual Meeting until the conclusion of the next annual general meeting of the Company. The final voting results with respect to the re-appointment of the independent registered public accounting firm were as follows:

VOTES FOR	VOTES AGAINST	ABSTENTIONS
7,887,624	1,100	303

The information set out in this Report on Form 6-K (this “Report”) is hereby incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-291968), and into any prospectus forming a part thereof, and shall be deemed to be a part thereof from the date on which this Report is furnished, to the extent not superseded by information subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESHOP HOLDINGS LIMITED

By:	/s/ Maria Weaver
Name:	Maria Weaver
Title:	Chief Executive Officer

Date: October 19, 2026